Exhibit 99.3

STEEL PARTNERS II, L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022

January 30, 2008

Re:            EnPro Industries, Inc.

Dear Mr. _______:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of EnPro Industries, Inc. (“EnPro”) in connection with the proxy solicitation or consent solicitation that Steel Partners II, L.P. (“Steel”) and its affiliates are considering undertaking to elect directors (the “Steel Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to EnPro and all of its stockholders.  This letter will set forth the terms of our agreement.

Steel agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Steel Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your own criminal actions, fraud, negligence, bad faith or willful misconduct; provided further, that this indemnification agreement and all of Steel’s obligations hereunder shall terminate upon your becoming a director of EnPro to the extent you are indemnified by EnPro for any claims that may arise from the Steel Solicitation and any related transactions under EnPro’s directors and officers liability policy or indemnification provisions contained in EnPro’s organizational documents and/or under applicable state law.  This indemnification will include any and all (each, a “Loss”) losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Steel Solicitation and any related transactions.

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Steel written notice of such claim or Loss.  Upon receipt of such written notice, Steel will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  Steel may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.  Steel will not be responsible for fees, costs or expenses of separate counsel retained by you.  You may not enter into any settlement of loss or claim without the written consent of Steel, which consent will not be unreasonably withheld.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC
General Partner

	By:	/s/ Warren G. Lichtenstein
Warren G. Lichtenstein
Managing Member

ACCEPTED AND AGREED: